EXHIBIT 99.6(t)(xv)(1)SRA

SAMPLE

COLLEGE RETIREMENT EQUITIES FUND
(CREF)
730 Third Avenue, New York, NY 10017-3206

Endorsement to Your CREF Supplemental Retirement Unit-Annuity Certificate

This endorsement changes some of the provisions of your certificate and becomes part of it. The primary purpose of this endorsement is to make changes resulting from the Economic Growth and Tax Relief Reconciliation Act of 2001. Please read this endorsement and attach it to your certificate.

The Right to a Tax-Free Rollover provision is replaced with the following:

Right to a Tax-Free Rollover. If you or your surviving spouse (or your spouse or former spouse as an alternate payee under a "qualified domestic relations order," as defined in the IRC) receive a distribution from your certificate which qualifies as an eligible rollover distribution under IRC Section 402(c)(4), any portion of it may be paid as a direct rollover to an eligible retirement plan. An eligible retirement plan is, to the extent permitted by law, a plan satisfying the requirements of IRC Section 401(a), 403(a), 403(b), 408, or to the extent that the plan sponsor is a state or local government, Section 457(b).
          Retirement plans eligible for such rollovers may, in the future, be changed by law. If such changes become effective, your certificate will be governed by the laws and regulations then applicable.

The Premium Amount provision is modified as follows:

Elective deferral contributions made to your TIAA or CREF contracts or certificates may not exceed the annual limits on elective deferrals described in section 402(g) of the IRC, or as otherwise permitted by law. CREF will refund the accumulated value of all excess premiums made to this certificate, as required by law.
          Your right to apply distributions from other plans to this certificate as direct rollovers under the IRC may be limited by the terms of the employer plan under which premiums are remitted to this certificate.

The portion of the Methods of Payment of the Death Benefit provision that deals with the date by which a method must be chosen is modified as follows:

The distribution of the death benefit under a method of payment must be made in such a form and begin at such date as meets the requirements of the IRC and the regulations thereunder. If such method of payment has not been chosen to begin by that date, we will elect a method of payment in accordance with the requirements of the IRC and any regulations thereunder.

Chairman, President, and
  Chief Executive Officer